2454 McMullen-Booth Rd.
Building C	March 23, 2010
Clearwater, FL 33759

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Christian Windsor
Special Counsel
Mail Stop 4720

Re:	Nicholas Financial, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
Form 8-K filed January 12, 2010
File Number 000-26680

Dear Mr. Windsor:

This letter sets forth the response of Nicholas Financial, Inc. (the “Company,” “we” or “us”) to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated March 2, 2010, with respect to the above-referenced Form 10-K, Forms 10-Q and Form 8-K. For your convenience, the Staff’s only comment is set forth below and is followed by the response of the Company thereto.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 6. Exhibits

1.	We note your response to prior comment 8 in our letter dated January 29, 2010 and we note that you have filed your new credit facility as an exhibit to your most recent Form 10-Q. However, it appears that you have omitted the schedules to the credit facility. Please amend your form 10-Q to refile the credit facility in its entirety.

Response:

In response to the Staff’s comment, we are filing Amendment No. 1 to Quarterly Report on Form 10-Q/A (the “Amendment”), which Amendment will include as Exhibit 10.1 a complete copy of the Company’s Second Amended and Restated Loan and Security Agreement, dated January 12, 2010, including the exhibits and schedules thereto.

Securities and Exchange Commission

March 22, 2010

Closing Comments

As requested by the Staff, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any questions arise in connection with this letter, or should the Staff desire additional information, please contact our outside counsel, Todd B. Pfister of Foley & Lardner LLP, at 312-832-4579.

Sincerely,

/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
Senior Vice President & Chief Financial Officer